APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Los Jefes: Next Level Eats
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	1/31/2020
ASSETS	
Current Assets:	
Cash	$0.00
Petty Cash	$0.00
Accounts Receivables	$0.00
Inventory	$0.00
Prepaid Expenses	$0.00
Employee Advances	$0.00
Temporary Investments	$0.00
Total Current Assets	$0.00
Fixed Assets:	
Land	$0.00
Buildings	$0.00
Furniture and Equipment	$0.00
Computer Equipment	$0.00
Vehicles	$0.00
Less: Accumulated Depreciation	$0.00
Total Fixed Assets	$0.00
Other Assets:	
Trademarks	$0.00
Patents	$0.00
Security Deposits	$0.00
Other Assets	$0.00
Total Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$0.00
Business Credit Cards	$0.00
Sales Tax Payable	$0.00
Payroll Liabilities	$0.00
Other Liabilities	$0.00

Current Portion of Long-Term Debt	$0.00
Total Current Liabilities	$0.00
Long-Term Liabilities:	
Notes Payable	$0.00
Mortgage Payable	$0.00
Less: Current portion of Long-term debt	$0.00
Total Long-Term Liabilities	$0.00
EQUITY	
Capital Stock/Partner's Equity	$0.00
Opening Retained Earnings	$0.00
Dividends Paid/Owner's Draw	$0.00
Net Income (Loss)	$0.00
Total Equity	$0.00
TOTAL LIABILITIES & EQUITY	**$0.00**
Balance Sheet Check	$0.00

I, Nikki Irving, certify that:

1. The financial statements of Los Jefes: Next Level Eats included in this Form are true and complete in all material respects; and
2. The tax return information of Los Jefes: Next Level Eats has not been included in this Form as Los Jefes: Next Level Eats was formed on 03/03/2020 and has not filed a tax return to date.

Signature *Nikki Irving*

Name: Nikki Irving

Title: Owner